Controladora Comercial Mexicana, S.A. de C.V. (“CCM”), launched a tender offer of the following medium and long term debentures (“Obligaciones de Mediano y Largo Plazo”) (the “Notes”):

Issuer: Controladora Comercial Mexicana, S.A. de C.V.
Ticker symbol: COMERCI 00U
Term: 10 years
Issued on: December 8, 2000
Par value of each note: 100 Unidades de Inversión (“UDIS”)

Casa de Bolsa Credit Suisse First Boston (Mexico), S.A. de C.V., Grupo Financiero Credit Suisse First Boston (Mexico), S.A. de C.V., is acting as agent of the tender offer (“CSFB”).

CCM determined a minimum price for the acquisition of the Notes, equal to 117.2890 UDIs, which was determined taking into consideration the prevailing market conditions.

On May 25, 2005, the note holders were entitled to determine the price they were willing to accept in order for them to tender their notes. CCM has determined the final tender offer price per Note, as follows:

Tender Offer Price: 114.0596 UDIs (does not include interests)

Tender Offer Price: 117.8374 UDIs (including interests)

Tender Offer Price in Mexican Pesos: $422.0161 (including interests)

Yield: 4.743%

CSFB has received offers to tender for 1,479,186 Notes, which represent 85.55% of the total outstanding Notes.

Every note holder will be entitled to tender its notes at the final tender offer price.

For more information regarding the tender offer, please contact

CCM:

Javier Miranda +52 (55) 5270-9313

CSFB:

In México, Andrés Borrego: +52 (55) 5283-8996
In the US, Felipe García: (212) 325-3209